Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220646

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

SUPPLEMENT NO. 3 DATED September 11, 2018

TO THE PROSPECTUS DATED MAY 1, 2018

This document supplements, and should be read in conjunction with, the prospectus of Strategic Student & Senior Housing Trust, Inc. dated May 1, 2018, Supplement No. 1 dated June 20, 2018 and Supplement No. 2 dated August 20, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose updates regarding:

•	the status of our public offering;
•	our acquisition of a property in Portland, Oregon;
•	additional outstanding indebtedness as a result of our acquisition of a property in Portland, Oregon;
•	additional investments by the Preferred Investor in our operating partnership;
•	our investment allocation policy; and
•	an amendment to our advisory agreement.

Status of Our Offering

Pursuant to our private offering, which terminated on March 15, 2018, we sold approximately $93 million in Class A shares, or approximately 10.8 million Class A shares. On May 1, 2018, our public offering was declared effective. As of September 5, 2018, we had sold approximately 41,200 Class A shares, no Class T shares, and approximately 21,500 Class W shares for gross offering proceeds of approximately $0.6 million in our public offering. As of September 5, 2018, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Our Acquisition of a Property in Portland, Oregon

The following is added to the end of the “Our Properties—Properties—Senior Housing” section of our prospectus as a new subsection titled “Courtyard at Mt. Tabor.” In addition, corresponding updates are made to the “Questions and Answers About this Offering” section of our prospectus under the questions “Do you currently own any properties?” and “What is a RIDEA structure?”

On August 31, 2018, we closed on the purchase of an existing 286-unit senior housing community, known as Courtyard at Mt. Tabor, located in Portland, Oregon (the “Courtyard Property”). The Courtyard Property is comprised of independent living (201 units), assisted living (73 units) and memory care (12 units). The Courtyard Property also contains developable land intended to be developed for an additional 23 units of memory care (the “Memory Care Expansion”). We acquired the Courtyard Property from unaffiliated third parties for a purchase price of $92 million, plus closing and acquisition costs, which was funded with a combination of proceeds from the Freddie Mac Portland Loan and the Portland Bridge Loan, as well as additional preferred equity financing from an affiliate of our sponsor, each as described elsewhere in this supplement and the prospectus. In addition, we incurred approximately $1.6 million in acquisition fees owed to our advisor in connection with this acquisition. We utilized a RIDEA structure for the Courtyard Property. Please see the “Questions and Answers About this Offering” section of the prospectus under the question “What is a RIDEA structure?”

The Courtyard Property will continue to be operated by Integral Senior Living (“ISL”), a third party operator, and offers 24-hour staffing, three daily meals and social activities. Amenities generally include a library, café, salon, activity room and fitness center.

We anticipate beginning construction on the Memory Care Expansion in the fall of 2018. Prior to commencement, however, we are required to obtain lender consent under the Freddie Mac Portland Loan. As a condition to this consent: (i) we must deposit 25% of the anticipated costs of completion of the Memory Care Expansion, or approximately $2.5 million, into an escrow reserve to be held until the Memory Care Expansion is complete; and (ii) we must show evidence of available funds sufficient to cover the anticipated costs of completion, or approximately $10 million. We intend to utilize the Portland Delayed Draw Commitment (as described below) to satisfy the foregoing financial requirements. In addition, we will be required to execute a guaranty under the Freddie Mac Portland Loan to guaranty the completion of the Memory Care Expansion.

Additional Outstanding Indebtedness as a Result of our Acquisition of a Property in Portland, Oregon

On August 31, 2018, in connection with our acquisition of the Courtyard Property, we, through a special purpose entity wholly owned by our operating partnership, entered into a mortgage loan with KeyBank National Association as a Freddie Mac Multifamily Approved Seller/Servicer. On that same day, we, through our operating partnership, along with H. Michael Schwartz, our Chief Executive Officer, and an entity controlled by Mr. Schwartz, entered into a first credit agreement supplement and amendment to our second amended and restated credit agreement with KeyBank National Association (“KeyBank”), dated February 23, 2018.

The following is added to the end of the “Our Properties—Debt Summary” section of our prospectus as a new subsection titled “Freddie Mac Portland Loan.”

On August 31, 2018, we, through a special purpose entity (the “Freddie Mac Portland Borrower”) wholly owned by our operating partnership, entered into a mortgage loan (the “Freddie Mac Portland Loan”) with KeyBank in the amount of $63.2 million for the purpose of funding a portion of the purchase price for the Courtyard Property.

The Freddie Mac Portland Loan has a term of 10 years, with the first four years being interest only and a 30-year amortization schedule thereafter, and bears interest at a fixed rate of 4.86%. The Freddie Mac Portland Loan contains a number of customary representations, warranties, borrowing conditions, events of default, affirmative, negative and financial covenants, reserve requirements and other agreements, such as restrictions on our ability to prepay or defease the loans.

The Freddie Mac Portland Loan is evidenced by a multifamily note, and it is secured under a multifamily deed of trust, assignment of rents and security agreement from the Freddie Mac Portland Borrower in favor of the KeyBank, granting a first priority mortgage on the Courtyard Property in favor of KeyBank.

We serve as a non-recourse guarantor pursuant to the terms and conditions of the Freddie Mac Portland Loan. During the term of the Freddie Mac Portland Loan, we are required to maintain a net worth equal to or greater than $18.96 million and an initial liquidity requirement equal to or greater than $6.32 million. Once the Portland Bridge Loan (as described below) is paid in full and the Memory Care Expansion is complete, the liquidity requirement will be reduced to $4.8 million. We are able to reduce each of the foregoing liquidity requirements by an additional amount equal to the amount of the 12-month trailing cash flows of our properties, up to a maximum reduction of $1.5 million each.

The “Our Properties—Debt Summary—KeyBank Bridge Loan” section of our prospectus is hereby revised to reflect the following:

Concurrent with our entry into the Freddie Mac Portland Loan, we, through our operating partnership, along with Mr. Schwartz and an entity controlled by Mr. Schwartz (the “KeyBank Bridge Borrowers”), and KeyBank entered into a first credit agreement supplement and amendment (the “Portland Bridge Loan”) to our second amended and restated credit agreement with KeyBank, dated February 23, 2018 (the “Second Amended KeyBank Bridge Loan” and together with the Portland Bridge Loan, the “Full KeyBank Bridge Loan”). Pursuant to the terms of the Portland Bridge Loan, the Second Amended KeyBank Bridge Loan was amended to add two additional tranches: (i) an initial loan of $27 million (the “Portland Initial Loan”) and (ii) a delayed draw commitment of up to $14 million (the “Portland Delayed Draw Commitment”). The KeyBank Bridge Borrowers utilized the Portland Initial Loan for the purpose of funding a portion of the purchase price for the Courtyard Property. We intend to use the Portland Delayed Draw Commitment primarily to fund the costs and expenses associated with the Memory Care Expansion.

The Portland Bridge Loan matures on August 31, 2019, which may be extended to April 30, 2020 as long as we pay a fee equal to 0.50% of the outstanding principal balance of the Portland Bridge Loan at the time of such extension and certain other customary terms and conditions are met. The Portland Bridge Loan bears the same interest rate as the Second Amended KeyBank Bridge Loan, which was at a variable rate of approximately 6.1% as of August 31, 2018. With respect to the Portland Delayed Draw Commitment, we are required to pay, on a quarterly basis, an unused commitment fee equal to 0.35% per annum of the average daily unused amount of the Portland Delayed Draw Commitment.

Pursuant to the Portland Bridge Loan, the security for the Second Amended KeyBank Bridge Loan was amended such that the Full KeyBank Bridge loan is additionally secured by a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Courtyard Property. The KeyBank Bridge Borrowers are required to apply 100% of the net proceeds from certain capital events, as defined in the Second Amended KeyBank Bridge Loan, and apply the net proceeds from the issuance of equity interests in us, including the net proceeds from our public offering, to the repayment of the Full KeyBank Bridge Loan. Unless KeyBank otherwise consents, until the Portland Bridge Loan is repaid, we are required to defer payment of (i) acquisition fees otherwise payable to our Advisor and sponsor in connection with the acquisition of the Courtyard Property and (ii) in the event of a default, asset management fees otherwise payable to our Advisor and sponsor with respect to the Courtyard Property. The Portland Bridge Loan imposes certain covenant requirements on us and the other parties to the Portland Bridge Loan, which, if breached, could result in an event of default under the Full KeyBank Bridge Loan. In connection with the foregoing, we also amended the previously executed note in order to evidence the Full KeyBank Bridge Loan, and we also entered into an Omnibus Amendment and Reaffirmation of Loan Documents (the “Omnibus Amendment”). As a result of the Omnibus Amendment, we continue to serve as a guarantor pursuant to the terms and conditions of the Full KeyBank Bridge Loan.

As of August 31, 2018, the outstanding balance on the Full KeyBank Bridge Loan was approximately $41.5 million. We expect such outstanding balance to (i) increase as we begin to draw upon the Portland Delayed Draw Commitment for the Memory Care Expansion and (ii) decrease as we apply the net proceeds from our public offering.

The risk factor on page 55 of our prospectus titled “If we or the other parties to our loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate our repayment dates and materially adversely affect the value of your investment in us.” in the “Risk Factors—Risks Associated with Debt Financing” section of our prospectus is hereby deleted and replaced with the following:

If we or the other parties to our loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate our repayment dates and materially adversely affect the value of your investment in us.

We currently have the following loans outstanding: (i) on June 28, 2017, we, through the JPM Borrower, entered into the JPM Mortgage Loan in the amount of $29.5 million, (ii) on September 28, 2017, we, through a property-owning special purpose entity wholly-owned by our operating partnership, entered into the Nationwide Loan in the amount of $23.5 million, (iii) on February 23, 2018, we, through three property-owning special purpose entities wholly-owned by our operating partnership, entered into the Freddie Mac Utah Loans in the aggregate amount of $46.9 million, (iv) on February 23, 2018, we, through the KeyBank Bridge Borrowers, entered into the Second Amended KeyBank Bridge Loan in the original amount of $24.5 million, (v) on August 31, 2018, we, through a property-owning special purpose entity wholly-owned by our operating partnership, entered into the Freddie Mac Portland Loan in the amount of $63.2 million, and (vi) on August 31, 2018, we, through the KeyBank Bridge Borrowers, entered into the Portland Bridge Loan to add two tranches to the Second Amended KeyBank Bridge Loan for an additional aggregate amount of up to $41 million (the Portland Bridge Loan and the Second Amended KeyBank Bridge Loan together being referred to as the “Full KeyBank Bridge Loan”). See the section of our prospectus titled “Our Properties—Debt Summary.”

The JPM Mortgage Loan is secured by a first mortgage on the Fayetteville Property, the Nationwide Loan is secured by a first mortgage on the Tallahassee Property, each Freddie Mac Utah Loan is secured by a first mortgage on the respective Salt Lake Property and the Freddie Mac Portland Loan is secured by a first mortgage on the Courtyard Property. The Full KeyBank Bridge Loan is secured by: a pledge of certain equity interests held by the entity controlled by Mr. Schwartz; a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in each of the Salt Lake Properties and the Courtyard Property; a pledge of the proceeds from the issuance of equity interests in us and our operating partnership to the extent constituting collateral, including net proceeds from our public offering; the right, title and interest in and to the bank account in which such equity interest proceeds will be deposited; and a pledge of distributions received by an affiliate of our sponsor. Each of the JPM Mortgage Loan, the Nationwide Loan, the Freddie Mac Utah Loans, the Freddie Mac Portland Loan and the Full KeyBank Bridge Loan (collectively, the “Outstanding Loans”) also imposes a number of financial covenant requirements on us and, in certain cases, on Mr. Schwartz. If we, or the other parties to the Outstanding Loans, as the case may be, should breach certain of those financial or other covenant requirements, or otherwise default on any of the Outstanding Loans, then the lenders with respect thereto, as the case may be, could accelerate our repayment dates. If we do not have sufficient cash to repay the applicable loan at that time, the respective lenders, as the case may be, could foreclose on the property securing the applicable loan or take control of the pledged collateral, as the case may be. Such foreclosure could result in a material loss for us and would adversely affect the value of your investment in us. In addition, the Freddie Mac Utah Loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other Freddie Mac Utah Loans.

Additional Investments by the Preferred Investor in our Operating Partnership

In connection with our acquisition of the Courtyard Property and obtaining each of the Freddie Mac Portland Loan and the Portland Bridge Loan, the Preferred Investor made additional Investments in exchange for Preferred Units in our operating partnership. As a result, the Preferred Investor funded approximately $6.3 million in exchange for approximately 252,000 Preferred Units. In addition, pursuant to the terms of the Unit Purchase Agreement, our operating partnership has issued to the Preferred Investor an additional approximately 2,500 Preferred Units, or 1% of the aggregate amount of the foregoing Investments. Accordingly, our prospectus is hereby updated as described below.

The risk factor on page 26 of our prospectus titled “The preferred units of limited partnership interests in our operating partnership rank senior to all classes or series of partnership interests in our operating partnership and therefore, at any time in which such preferred units are issued and outstanding, any cash we have to pay distributions may be used to pay distributions to the holder of such preferred units first, which could have a negative impact on our ability to pay distributions to you.” in the “Risk Factors—Risks Related to this Offering and an Investment in Strategic Student & Senior Housing Trust, Inc.” section of our prospectus is hereby deleted and replaced with the following:

The preferred units of limited partnership interests in our operating partnership rank senior to all classes or series of partnership interests in our operating partnership and therefore, at any time in which such preferred units are issued and outstanding, any cash we have to pay distributions may be used to pay distributions to the holder of such preferred units first, which could have a negative impact on our ability to pay distributions to you.

The preferred units of limited partnership interests in our operating partnership (“Preferred Units”) rank senior to all common stockholders or common series of partnership units in our operating partnership, and therefore, the rights of holders of such Preferred Units to distributions are senior to distributions to our common stockholders. Furthermore, distributions on such Preferred Units are cumulative and are payable monthly. The Preferred Units are entitled to receive distributions at a rate of 9% per annum on a specified liquidation amount and have a liquidation preference in the event of our involuntary liquidation, dissolution, or winding up of the affairs of our operating partnership (a “liquidation”) which could negatively affect any payments to our common stockholders in the event of a liquidation. See “Our Operating Partnership Agreement — Preferred Units” for additional information. In addition, our operating partnership’s right to redeem the Preferred Units at any time, could have a negative effect on our ability to pay distributions to you.

On June 28, 2017, in connection with the acquisition of our student housing property located in Fayetteville, Arkansas (the “Fayetteville Property”), we and our operating partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (“Unit Purchase Agreement”) with SAM Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of our sponsor. Pursuant to the Unit Purchase Agreement, the Preferred Investor may purchase up to $12 million in Preferred Units (the “Investment”), which amount may be invested in one or more tranches. On the same date, the Preferred Investor invested $5.65 million in the first tranche of its Investment in our operating partnership, all of which was used to fund a portion of the purchase price for the acquisition of the Fayetteville Property. The Preferred Investor received 226,000 Preferred Units in our operating partnership. In connection with the acquisition of our student housing property located in Tallahassee, Florida, our sponsor previously funded approximately $1.01 million in acquisition and loan deposits (the “Previously Funded Amounts”). On September 28, 2017, the Previously Funded Amounts were converted into Preferred Units. Accordingly, the Preferred Investor received 40,220 Preferred Units as part of its Investment. In addition, pursuant to the terms of the Unit Purchase Agreement, our operating partnership issued to the Preferred Investor an additional 2,662 Preferred Units, or 1% of the aggregate amount of the foregoing Investments. On December 5, 2017, we completed the redemption of all of the then-outstanding Preferred Units with offering proceeds from our private offering. In connection with our acquisition of the Courtyard Property and obtaining each of the Freddie Mac Portland Loan and the Portland Bridge Loan, the Preferred Investor made additional Investments in exchange for Preferred Units. As a result, the Preferred Investor funded approximately $6.3 million in exchange for approximately 252,000 Preferred Units. In addition, pursuant to the terms of the Unit Purchase Agreement, our operating partnership issued to the Preferred Investor an additional approximately 2,500 Preferred Units, or 1% of the aggregate amount of the foregoing Investments. See “Our Properties—Preferred Units in our Operating Partnership” for additional information.

Corresponding amendments to our prospectus are hereby made to reflect the foregoing, such as with respect to the related disclosure in the following sections: “Our Properties—Preferred Units in our Operating Partnership,” “Conflicts of Interest—Preferred Units in our Operating Partnership” and “Our Operating Partnership Agreement—Preferred Units.”

Investment Allocation Policy

On June 11, 2018, our board of directors adopted a revised investment allocation policy. Accordingly, our prospectus is hereby updated as described below.

The disclosure under the “Conflicts of Interest—Certain Conflict Resolution Procedures” section of our prospectus is hereby updated by deleting the first full paragraph on page 125 beginning with “Finally, our sponsor has adopted an investment allocation policy which governs the allocation of investment opportunities among us and other programs sponsored by our sponsor, and which provides as follows” (and including the bulleted list that immediately follows such disclosure) and replacing it with the following:

Finally, our sponsor has adopted an investment allocation policy with respect to student housing and senior housing assets, which governs the allocation of such investment opportunities among us and other programs sponsored by our sponsor, and which provides as follows:

•

In the event that an investment opportunity becomes available, our sponsor, acting through our advisor and the other advisory entities associated with another entity affiliated with our sponsor (collectively, the “Program Advisors”), will allocate such investment opportunity to us or another entity affiliated with our sponsor (each, “Another Real Estate Program”) based on the following factors:

o	the investment objectives of each program;
o	the amount of funds available to each program;
o	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;
o	the strategic location of the investment in relationship to existing properties owned by each program;
o	the effect of the investment on the diversification of each program’s investments; and
o	the impact of the financial metrics of the investment on each program.

•

If, after consideration of the foregoing factors, our sponsor, acting through the Program Advisors, determines that an investment opportunity is suitable for both us and Another Real Estate Program, then we will have priority for (i) “Class A” student housing properties located near medium- to large-sized, Tier 1 universities with Division I football programs and (ii) “Class A” senior housing properties focused on private pay sources of revenues in the “mostly housing” range of the acuity spectrum; and private programs sponsored by our sponsor will have priority for all other student housing and/or senior housing properties, as well as any other student housing and senior housing properties passed upon by us. In the event all of the acquisition allocation factors have been exhausted and our sponsor, acting through the Program Advisors, determines that an investment opportunity is suitable for both us and Another Real Estate Program, then our sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our sponsor, acting through the Program Advisors, to be more appropriate for a program other than the program that committed to make the investment, our sponsor, acting through the Program Advisors, may determine that Another Real Estate Program will make the investment.

Amendment to our Advisory Agreement

On September 6, 2018, we entered into Amendment No. 1 (the “Amendment”) to our advisory agreement with our operating partnership and our advisor. As a result of the Amendment (i) we will no longer incur acquisition fees and (ii) we increased the asset management fees payable to our advisor from an annual rate of 0.625% to 0.8% of our average invested assets (as defined in our advisory agreement). Accordingly, our prospectus is revised as follows.

Each of (i) the “Acquisition Fees” row of the table contained in our “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section on page 19 of our prospectus, (ii) the “Acquisition Fees” row of the table contained in our

“Management Compensation” section on page 111 of our prospectus and (iii) the corresponding footnote 6 on page 115 of our prospectus is hereby deleted and replaced with the following:

Acquisition Fees (6)(12) (Advisor)	We will not pay our advisor any acquisition fees in connection with making investments.	—

(6) Prior to September 6, 2018, we incurred and paid acquisition fees with respect to our acquisitions. To the extent we have any incurred but unpaid acquisition fees as of such date, such as with respect to our acquisition of the Courtyard Property, we intend to pay such fees. See the section of this prospectus titled “Our Properties.” However, subsequent to September 6, 2018, we will not incur any acquisition fees payable to our advisor in connection with any of our acquisitions or investments.

Each of (i) the “Asset Management Fees” row of the table contained in our “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section on page 20 of our prospectus and (ii) the “Asset Management Fees” row of the table contained in our “Management Compensation” section on page 111 of our prospectus is hereby deleted and replaced with the following:

Asset Management Fees (7)(12) (Advisor)	We will pay our advisor a monthly asset management fee equal to approximately 0.66667%, which is one-twelfth of 0.8%, of our average invested assets.	Actual amounts are dependent upon our average invested assets and, therefore, cannot be determined at this time.

The “Prospectus Summary—Estimated Use of Proceeds” section of our prospectus on page 22 of our prospectus is hereby deleted and replaced with the following:

If we sell the maximum offering in our primary offering, we estimate that approximately 92.35% of our gross offering proceeds will be used to primarily make investments in student housing and senior housing properties and related real estate investments and pay real estate-related acquisition expenses, while the remaining 7.65% will be used to pay sales commissions, dealer manager fees, and other organization and offering expenses. We expect our acquisition expenses to be approximately 0.69% of gross offering proceeds, which will allow us to invest approximately 91.66% in real estate investments. We have assumed sales during our offering will consist of 45% Class A shares, 45% Class T shares and 10% Class W shares based on discussions with our dealer manager and participating dealers. However, there can be no assurance as to how many shares of each class will be sold. In the event that we sell a greater percentage of Class A shares (which are subject to 6% sales commissions) than currently allocated in this prospectus, the amounts and percentages of offering expenses will increase and the amounts and percentages available for investment will decrease. We may also use net offering proceeds to pay down debt or to fund distributions if our cash flows from operations are insufficient. We may use an unlimited amount from any source to pay our distributions. We will not pay sales commissions or a dealer manager fee on shares sold under our distribution reinvestment plan. Please see the “Estimated Use of Proceeds” section of this prospectus.

The third paragraph under the “Estimated Use of Proceeds” section beginning on page 64 of our prospectus is hereby deleted and replaced with the following:

The following table assumes that we do not sell any shares in our distribution reinvestment plan. As long as our shares are not listed on a national securities exchange, we anticipate that all or substantially all of the proceeds from the sale of shares pursuant to our distribution reinvestment plan will be used to fund redemptions of shares under our share redemption program. Many of the figures set forth below represent management’s best estimates since these figures cannot be precisely calculated at this time. In the event that we sell the maximum offering in our primary offering (allocated as set forth above), we estimate that approximately 92.35% of our gross offering proceeds will be used to primarily make investments in student housing and senior housing properties and related real estate investments, of which approximately 0.69% of our gross offering proceeds will be used to pay real estate related acquisition expenses, while the remaining 7.65% will be used to pay sales commissions, dealer manager fees and other organization and offering expenses.

The table and corresponding footnotes under the “Estimated Use of Proceeds” section on page 66 of our prospectus is hereby deleted and replaced with the following:

7

	Midpoint ($500,000,000 in shares)(1)						Maximum ($1,000,000,000 in shares)(1)
	Class A		Class T		Class W		Class A		Class T		Class W
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$225,000,000	100.00%	$225,000,000	100.00%	$50,000,000	100.00%	$450,000,000	100.00%	$450,000,000	100.00%	$100,000,000	100.00%
Less Offering Expenses:
Sales Commission(2)	(13,500,000)	6.00%	(6,750,000)	3.00%	-	0.00%	(27,000,000)	6.00%	(13,500,000)	3.00%	-	0.00%
Dealer Manager Fee(3)	(6,750,000)	3.00%	(6,750,000)	3.00%	-	0.00%	(13,500,000)	3.00%	(13,500,000)	3.00%	-	0.00%
Organization and Offering Expenses(4)	(2,812,500)	1.25%	(2,812,500)	1.25%	(625,000)	1.25%	(4,500,000)	1.00%	(4,500,000)	1.00%	(1,000,000)	1.00%
Funded by Advisor	-	0.00%	-	0.00%	500,000	-1.00%	-	0.00%	-	0.00%	1,000,000	-1.00%

Amount Available for Investment(5)	201,937,500	89.75%	208,687,500	92.75%	49,875,000	99.75%	405,000,000	90.00%	418,500,000	93.00%	100,000,000	100.00%
Acquisition Fees(6)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Acquisition Expenses(7)	(1,503,257)	0.67%	(1,553,505)	0.69%	(371,278)	0.74%	(3,014,888)	0.67%	(3,115,385)	0.69%	(744,417)	0.74%

Amount Invested in Properties	$200,434,243	89.08%	$207,133,995	92.06%	$49,503,722	99.01%	$401,985,112	89.33%	$415,384,615	92.31%	$99,255,583	99.26%

(1)

This table assumes an allocation of 45% Class A shares, 45% Class T shares and 10% Class W shares will be sold in the midpoint and maximum offering. In the event that we sell a greater percentage allocation of Class A shares (which are subject to 6% sales commissions), the amounts and percentages of offering costs will be higher and the amounts and percentages available for investment will be lower than the amounts and percentages shown in the table. We reserve the right to reallocate the shares of common stock we are offering among classes of shares and between the primary offering and the distribution reinvestment plan.

(2)

In the primary offering, we pay sales commissions in the amount of 6% of the gross offering proceeds for sales of Class A shares and 3% of the gross offering proceeds for sales of Class T shares. We also pay a monthly stockholder servicing fee for Class T shares that accrues daily in the amount of 1/365th of 1% of the purchase price per share of Class T shares sold in our primary offering. We have excluded this stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of Class A shares will be made with the 6% sales commissions taken at the time of sale, that all sales of Class T shares will be made with the 3% sales commissions taken at the time of sale and that all sales of Class W shares will be made without sales commissions.

(3)

In the primary offering, we pay our dealer manager 3% of the gross offering proceeds for sales of Class A and Class T shares. We also pay a monthly dealer manager servicing fee for Class W shares that accrues daily in the amount of 1/365th of 0.5% of the purchase price per share of Class W shares sold in our primary offering. We have excluded this dealer manager servicing fee from this table. We have assumed for purposes of this table that all sales of Class A and Class T shares will be made with the 3% dealer manager fee taken at the time of sale and that all sales of Class W shares will be made without a dealer manager fee.

(4)

Organization and offering expenses consist of all expenses (other than sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing, filing and registration fees, and other accountable organization and offering expenses including, but not limited to: (a) costs and expenses of conducting educational conferences and seminars; (b) costs and expenses of attending broker-dealer sponsored conferences; (c) amounts to reimburse our advisor for all marketing-related costs and expenses such as salaries, bonuses and related benefits of employees of our advisor and its affiliates in connection with registering and marketing of our shares, including, but not limited to, our named executive officers and various other accounting and finance employees and administrative overhead allocated to these employees; (d) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and to facilitate the marketing of our shares; and (e) payment or reimbursement of bona fide due diligence expenses. Our advisor has agreed to pay or reimburse us to the extent our organization and offering expenses exceed 3.5% of gross offering proceeds from our primary offering at the completion of the offering. In the event we raise the maximum offering, we estimate that our organization and offering expenses will be 1% of gross offering proceeds raised in our primary offering. Our advisor will fund 1% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. Our advisor will not seek reimbursement from us for such payment.

(5)

Until we use our net proceeds to make investments, substantially all of the net proceeds of the offering may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(6)

Prior to September 6, 2018, we incurred and paid acquisition fees with respect to our acquisitions. To the extent we have any incurred but unpaid acquisition fees as of such date, such as with respect to our acquisition of the Courtyard Property, we intend to pay such fees. These amounts are not reflected in the table above. See the section of this prospectus titled “Our Properties.” However, subsequent to September 6, 2018, we will not incur any acquisition fees payable to our advisor in connection with any of our acquisitions or investments.

(7)

Acquisition expenses include customary third party acquisition expenses such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate. For purposes of this table, we have assumed acquisition expenses of 0.75% of the purchase price of our properties, which we have assumed is our estimated amount invested in properties. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property.

Corresponding amendments to our prospectus are hereby made to reflect the foregoing, such as with respect to the related disclosure in the following sections: “Questions and Answers About this Offering”, “Risk Factors,” “Management—The Advisory Agreement” and “Conflicts of Interest—Receipt of Fees and Other Compensation by Our Advisor and its Affiliates.”